AB
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UNI[illegible] 09055338
SECURITIES AND E[illegible]
Washington, D.C. 20549

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FEB 19 2009
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADE INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Cascade Avenue, Suite 1250
(No. and Street)

Colorado Springs, CO 80903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig S. Ralston, President (719) 632-0818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Co LLP
(Name – *if individual, state last, first, middle name*)

102 N. Cascade Ave., Suite 400, Colorado Springs, CO 80903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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stockman kast ryan + co
LLP

CASCADE INVESTMENT GROUP, INC.

Financial Statements

For the Year Ended December 31, 2008,

Supplemental Schedules

And

Independent Auditors' Report

stockman kast ryan + co LLP

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cascade Investment Group, Inc.

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc. (the Company) as of December 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Investment Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stockman Kast Ryan + Co, LLP

February 10, 2009

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
www.skrco.com
telephone: (719) 630-1186
facsimile: (719) 630-1187

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 367,801
Receivable from clearing organization	16,652
Prepaid expenses and other	40,659
Investments	45,516
Total current assets	470,628
CASH HELD ON DEPOSIT WITH CLEARING BROKER	25,000
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $57,886	5,152
TOTAL	$ 500,780

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Payable to brokers	$ 78,729
Accounts payable and accrued expenses	1,820
Income taxes payable	1,613
Total current liabilities	82,162
STOCKHOLDERS' EQUITY	
Common stock, no par value, 50,000 shares authorized, 140 shares issued and outstanding	100,974
Retained earnings	317,644
Total stockholders' equity	418,618
TOTAL	$ 500,780

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions and asset management fees	$ 1,567,009
Investment loss	(33,169)
TOTAL	1,533,840
EXPENSES	
Commissions	755,771
Employee compensation and benefits	316,295
Occupancy	115,588
Clearance fees	104,793
Communications and data processing	41,638
Other	181,023
TOTAL	1,515,108
INCOME BEFORE INCOME TAX PROVISION	18,732
INCOME TAX PROVISION	10,804
NET INCOME	$ 7,928

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE, January 1, 2008	140	$ 100,974	$ 309,716	$ 410,690
Net income			7,928	7,928
BALANCE, December 31, 2008	140	$ 100,974	$ 317,644	$ 418,618

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES	
Net income	$ 7,928
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,366
Realized and unrealized loss on securities	45,529
Deferred income tax benefit	(12,488)
Changes in operating assets and liabilities:	
Receivable from clearing organization	9,261
Prepaid expenses and other	(1,082)
Payable to brokers	7,853
Accounts payable and accrued expenses	(11,100)
Net cash provided by operating activities	52,267
INVESTING ACTIVITIES	
Proceeds on sale of investments	12,562
Purchases of investments	(5,748)
Net cash provided by investing activities	6,814
NET INCREASE IN CASH AND CASH EQUIVALENTS	59,081
CASH AND CASH EQUIVALENTS, Beginning of year	308,720
CASH AND CASH EQUIVALENTS, End of year	$ 367,801

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes	$ 31,138

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

General — Cascade Investment Group, Inc. (the Company), a Colorado corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an "introducing firm" and is prohibited from receiving funds or securities from its customers; rather, the company utilizes a clearing broker to perform the custodial functions. The Company maintains one office in Colorado Springs, Colorado.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Asset Management Fees — Asset management fees are received quarterly at the beginning of the quarter and are recognized as earned on a pro rata basis over the term of the contract.

Furniture and Equipment — Furniture and equipment are recorded at cost and are depreciated over estimated useful lives of three to seven years using the straight-line method.

Advertising — The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2008 was $11,500.

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the purchase date to be cash equivalents. Cash and cash equivalents include money market mutual funds of $201,789.

Investments — Investments are carried at market value. Realized and unrealized gains and losses are reflected in the statement of income.

Income Taxes — The Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CLEARING AGREEMENT

The Company has an agreement with RBC Capital Markets (RBC) under which RBC clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to RBC, preparing and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from RBC based on the number and size of transactions. The Company pays all costs associated with transactions executed through RBC plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with RBC of $25,000.

The Company currently transacts all of its brokerage business through RBC. Should RBC not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on RBC's ability to continue to perform under the agreement as well as the creditworthiness of RBC. It is the Company's policy to review, as necessary, the credit standing and financial viability of RBC.

3. INVESTMENTS

The cost and estimated fair market values of investments in securities at December 31, 2008 is as follows:

	Cost	Gross Unrealized Loss	Estimated Fair Value
Equity securities	$ 72,528	$ (33,102)	$ 39,426
Corporate bond funds	14,615	(8,525)	6,090
Total	$ 87,143	$ (41,627)	$ 45,516

Income (loss) from investments for 2008 consists of the following:

Interest and dividends	$ 12,360
Realized and unrealized losses on investments	(45,529)
Total	$ (33,169)

The estimated fair value of the investments was measured using quoted prices in active markets for identical assets.

4. RETIREMENT PLAN

The Company has a profit sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2008 of $24,068.

5. OPERATING LEASES

The Company leases office space and equipment under operating leases that expire at various times through 2011. Future minimum lease payments under the leases are as follows:

2009	$ 39,151
2010	6,149
2011	3,661
Total	$ 48,961

Rental expense for the year ended December 31, 2008 was $110,145.

6. INCOME TAXES

The Company has recorded a defined income tax asset, recorded in other current assets, to reflect the net tax effect of temporary differences between the book and tax basis of investments. The effective income tax rate of the Company is higher than the federal statutory rate due to a portion of meals and entertainment and life insurance premiums not being deductible for income tax purposes.

The Company has elected to defer the application of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. Company management believes it does not have any uncertain income tax positions as of December 31, 2008.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $355,408, which was $305,408 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .23 to 1, the calculation of which is included within Supplemental Schedule I.

CASCADE INVESTMENT GROUP, INC.

SUPPLEMENTAL SCHEDULES

CASCADE INVESTMENT GROUP, INC.

SCHEDULE I — COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Net Capital:	
Total stockholders' equity	$ 418,618
Deduct non allowable assets:	
Furniture and equipment, net	5,152
Prepaid expenses and other	40,659
Other deductions or charges	5,000
Haircuts on brokerage accounts	12,399
Net capital	$ 355,408
Aggregate indebtedness — items included in financial statements	$ 82,162
Basic net capital requirement	$ 50,000
Excess net capital	$ 305,408
Ratio aggregate indebtedness to net capital	.23
Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2008	$ 307,019

CASCADE INVESTMENT GROUP, INC.

SCHEDULE II — FOCUS FORM X-17A-5, PART III
DECEMBER 31, 2008

Cascade Investment Group, Inc. does not hold funds or securities for, or owe money or securities to, customers. Consequently, the Company qualified for exemption from the provision of SEC Rule 15c-3(k)(2)(1) and Schedules II, III and IV of FOCUS Form X-17A-5, Part II.

stockman kast ryan + co LLP

Board of Directors
Cascade Investment Group, Inc.

In planning and performing our audit of the financial statements of Cascade Investment Group, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stockman Kast Ryan + Co, LLP

Colorado Springs, Colorado
February 10, 2009

February 10, 2009

To the Board of Directors
Cascade Investment Group, Inc.

We have audited the financial statements of Cascade Investment Group, Inc. (the Company) for the year ended December 31, 2008, and have issued our report thereon dated February 10, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility Under Generally Accepted Auditing Standards

As stated in our engagement letter dated November 14, 2008, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to the Company.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There are no particularly sensitive estimates in the Company's financial statements.

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
www.skrco.com
telephone: (719) 630-1186
facsimile: (719) 630-1187

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements which related to depreciation and income tax accounts. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 10, 2009.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the information and use of the Board of Directors and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Stillman Kast Ryan & Co. LLP

END